Exhibit 21.1

State or other Jurisdiction of Organization
Keefe, Bruyette & Woods, Inc.	New York
Keefe, Bruyette & Woods Limited	United Kingdom
KBW Asset Management, Inc.	Delaware
KBW Ventures Inc.	Delaware